Exhibit 99.2

For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745239

17 November 2011

2nd quarter net operating profit US$41.2m

Six month net operating profit US$80.6m

(excluding asbestos, ASIC expenses and tax adjustments)

James Hardie announces interim dividend

of US4.0 cents per security

James Hardie today announced a US$41.2 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2011, an increase of 99% compared to US$20.7 million in the corresponding quarter of the prior year.

Net operating profit including asbestos, ASIC expenses and tax adjustments was US$127.4 million, compared to a loss of US$423.7 million in the corresponding quarter of the prior year. This loss included a non-cash charge of US$345.2 million for taxes, penalties and interest following the September 2010 loss in the Federal Court of Australia appealing against an Australian Taxation Office (ATO) amended assessment relating to fiscal year 1999. Following the Full Federal Court’s ruling to uphold the James Hardie subsidiary’s appeal of the amended assessment, the ATO is now pursuing an appeal before the High Court of Australia.

For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$80.6 million from US$61.2 million. Net operating profit including asbestos, ASIC expenses and tax adjustments, moved from a loss of US$318.8 million in the prior corresponding period to a profit of US$128.4 million.

The second quarter and half year results for the current financial year included favourable asbestos adjustments of US$86.9 million and US$48.7 million, respectively. For the quarter, the Australian dollar depreciated against the US dollar by 10%, compared to a 13% appreciation during the corresponding period last year. For the half year, the Australian dollar depreciated against the US dollar by 5%, compared to a 6% appreciation during the corresponding period last year.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	1

CEO Commentary

“The improvement in our current year results reflects the benefit of a more stable operating environment in the US in the past six months. By contrast, we started our last financial year well, but then incurred significant costs as we reset the US business for a much lower level of activity as the housing industry adjusted to the expiry of homebuyer tax credits in April 2010,” said James Hardie CEO, Louis Gries.

“Although demand remains subdued, initiatives such as our strategies with repair and remodel, non-metro market penetration and our house-pack distribution model have enabled us to capture increased share of the fibre cement category and the broader siding market so far this year.”

“The Asia Pacific businesses, though challenged by a weaker operating environment, particularly in Australia and New Zealand, continue to perform well with solid gains in both category and market shares across the region.” Mr. Gries added.

Operating Performance

For the quarter, total net sales increased 15% to US$331.6 million, gross profit was up 21% to US$112.6 million and EBIT excluding asbestos and ASIC expenses increased 38% to US$58.0 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter moved from a loss of US$56.2 million in the second quarter of last year to a profit of US$143.6 million in the second quarter of the current year.

For the half year, total net sales increased 6% to US$645.2 million, gross profit was up 5% to US$220.8 million and EBIT excluding asbestos and ASIC expenses increased 7% to US$114.5 million. EBIT including asbestos and ASIC expenses increased from US$70.8 million to US$161.1 million.

2nd Quarter and Half Year Results at a Glance

US$ Millions	Q2 FY 2012	Q2 FY 2011	% Change	HY FY 2012	HY FY 2011	% Change
Net sales	$331.6	$287.6	15	$645.2	$606.0	6
Gross profit	112.6	93.4	21	220.8	210.2	5
EBIT excluding asbestos and ASIC expenses	58.0	42.1	38	114.5	107.0	7
AICF SG&A expenses	(0.8)	(0.6)	(33)	(1.4)	(1.0)	(40)
Asbestos adjustments	86.9	(107.8)	—	48.7	(44.7)	—
ASIC related (expenses) recoveries	(0.5)	10.1	—	(0.7)	9.5	—
EBIT	143.6	(56.2)	—	161.1	70.8	—
Net interest expense	(1.2)	(0.9)	(33)	(2.2)	(2.0)	(10)
Other expense	(0.5)	(2.9)	83	(2.0)	(7.3)	73
Income tax expense	(14.5)	(363.7)	96	(28.5)	(380.3)	93
Net operating profit (loss)	127.4	(423.7)	—	128.4	(318.8)	—
Diluted earnings (loss) per share (US cents)	29.0	(97.3)	—	29.2	(73.3)	—

Media Release: James Hardie – 2nd Quarter and Half Year FY12	2

For the second quarter, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 99% to US$41.2 million. For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$80.6 million, as shown in the following table:

US$ Millions	Q2 FY 2012	Q2 FY 2011	% Change	HY FY 2012	HY FY 2011	% Change

Net operating profit (loss)	$127.4	$(423.7)	—	$128.4	$(318.8)	—

Excluding:

Asbestos:
Asbestos adjustments	(86.9)	107.8	—	(48.7)	44.7	—
AICF SG&A expenses	0.8	0.6	33	1.4	1.0	40
AICF interest income	(0.9)	(1.1)	18	(1.4)	(1.7)	18
Tax expense related to asbestos adjustments	—	0.2	—	—	0.6	—
ASIC related expenses (recoveries)	0.5	(10.1)	—	0.7	(9.5)	—
Tax adjustments	0.3	347.0	—	0.2	344.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	99	$80.6	$61.2	32

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.4	4.7	—	18.3	14.0	31

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased to US9.4 cents, compared to US4.7 cents in the corresponding quarter of the prior year. For the half year, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments increased 31% to US18.3 cents compared to US14.0 cents in the corresponding period of the prior year.

USA and Europe Fibre Cement

Single family housing starts, which are one of the key drivers of the company’s performance, were 117,300 in the September quarter, 1% below the September 2010 quarter, according to the US Census Bureau. For the half year ended 30 September 2011, single family housing starts at 240,700 were 8% below the previous corresponding period.

For the quarter, USA and Europe Fibre Cement sales volume increased 14%, reflecting category and market share gains when compared with the prior corresponding quarter. The expiry of the US federal government tax incentives in the April 2010 negatively impacted demand in the prior corresponding quarter. Similarly, sales volume for the half year increased 3% compared to the prior corresponding period.

Against this background, USA and Europe Fibre Cement EBIT increased for the quarter, primarily driven by higher sales volume, favourable manufacturing performance and lower fixed unit costs of manufacturing, partially offset by higher freight and SG&A expenses (primarily salaries and marketing costs).

Media Release: James Hardie – 2nd Quarter and Half Year FY12	3

For the half year, USA and Europe Fibre Cement EBIT was flat with higher freight and fixed manufacturing costs and an increase in SG&A expenses, offset by favourable manufacturing performance and higher sales volume.

Asia Pacific Fibre Cement

According to the Australian Bureau of Statistics data, residential housing approvals for the six months to 30 September decreased 12% when compared with the prior corresponding period, reflecting weaker consumer confidence due to rising utility costs and modest falls in house values.

Against this background, the Australian business’ sales volume was down for the quarter and half year, respectively, compared to prior corresponding periods. The decline in sales volume reflected a weaker market environment.

For both the quarter and half year, the New Zealand business’ sales volume was lower than the equivalent periods of the prior year. The New Zealand housing market remains subdued. The business was also impacted by higher freight and input costs.

The Philippines business results were positive for the quarter and half year, compared to the prior corresponding periods, which were adversely affected by a mechanical failure in its manufacturing equipment. The Philippines business is performing strongly in a stable operating environment.

Cash Flow

Net operating cash flow increased from US$7.8 million in the corresponding period of the prior year to US$37.1 million for the half year. The increase was primarily driven by favourable working capital movements compared to the prior corresponding period, a tax refund of US$12.3 million and the company’s contribution to AICF of US$51.5 million in the second quarter, compared to US$63.7 million in the prior corresponding period. Additionally, for the half year, net operating cash flow was affected by a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011. Net operating cash flow in the corresponding period of the prior year included a payment of US$18.6 million for exit taxes on the company’s re-domicile from The Netherlands to Ireland.

Net capital expenditure for the purchase of property, plant and equipment in the first half of the current financial year decreased to US$18.2 million, from US$24.2 million in the same period of the prior year.

Dividend

The company today announced an interim ordinary dividend of US4.0 cents per security. The dividend was announced in US currency and will be paid on 23 January 2011, with a record date of 16 December 2011. The Australian currency equivalent of the dividend to be paid to CUFS holders will be announced after the record date. ADR holders will receive their dividend in US currency. Further details about the interim ordinary dividend are provided in a separate company announcement released today.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	4

Share Buyback

On 17 May 2011, the company announced a share repurchase program to acquire up to 5% of its issued capital during the subsequent twelve month period. For the three and six months ended 30 September 2011, the company repurchased 2.4 million shares of its common stock.

The repurchased shares had an aggregate cost of A$13.7 million (US$13.7 million) and the average price paid per share of common stock was A$5.63 (US$5.65). The US dollar amount was determined using the weighted average spot rates for the days on which shares were repurchased. The company cancelled these repurchased shares on 29 September 2011.

The company also repurchased 1.0 million shares of its common stock during the period between 1 October 2011 and 17 November 2011, with an aggregate cost of A$5.4 million (US$5.3 million), at an average market price of A$5.49 (US$5.33). These shares are currently held as treasury stock and the company intends to cancel these shares and any other shares repurchased during the third quarter of the current financial year.

Outlook

In the US, activity within the new residential construction and repair and remodel markets remains subdued. Low consumer confidence, limited access to credit for prospective homebuyers and a surplus of foreclosed houses continues to constrain the operating environment and broader US economy. While we have seen more consistent and stable demand for our products, there remains no evidence that a sustainable recovery in the US housing construction market is underway.

In Australia, a 12% decline in housing approvals for the six months to 30 September reflect weakened consumer confidence, affected by the high value of the Australian currency, increasing utility costs and falling house values. The New Zealand market continues to operate at subdued levels.

Additionally, while US dollar pulp prices have fallen slightly from their highs, they remain at elevated levels and freight costs have increased when compared to prior periods.

Against this background, the company continues to perform well and remains financially strong.

Guidance

Management confirms previously indicated full year earnings excluding asbestos, ASIC expenses and tax adjustments to be within the range of US$126 million to US$140 million, assuming, among other things, housing industry conditions in our major markets remain relatively stable and a US$/A$ exchange rate near current levels applies for the balance of the year ending 31 March 2012. The comparable earnings excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2011 was US$116.7 million. Management cautions that conditions remain uncertain and notes that some input costs, particularly pulp and freight, remain high.

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Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 30 September 2011 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9, 10 and 11 of the company’s 30 September 2011 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings, Australian Taxation Office – Amended Assessment and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5239
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 16 August 2011, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	6

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

EBIT	$143.6	$(56.2)	$161.1	$70.8

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0

ASIC related expenses (recoveries)	0.5	(10.1)	0.7	(9.5)

EBIT excluding asbestos and ASIC expenses	58.0	42.1	114.5	107.0

Net sales	$331.6	$287.6	$645.2	$606.0

EBIT margin excluding asbestos and ASIC expenses	17.5%	14.6%	17.7%	17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

Net operating profit (loss)	$127.4	$(423.7)	$128.4	$(318.8)

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0
AICF interest income	(0.9)	(1.1)	(1.4)	(1.7)
Tax expense related to asbestos adjustments	—	0.2	—	0.6

ASIC related expenses (recoveries)	0.5	(10.1)	0.7	(9.5)

Tax adjustments ¹	0.3	347.0	0.2	344.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	$80.6	$61.2

¹	The second quarter and half year results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.2	$20.7	$80.6	$61.2
Weighted average common shares outstanding - Diluted (millions)	440.0	437.5	440.0	437.8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.4	4.7	18.3	14.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

Operating profit (loss) before income taxes	$141.9	$(60.0)	$156.9	$61.5

Asbestos:
Asbestos adjustments	(86.9)	107.8	(48.7)	44.7
AICF SG&A expenses	0.8	0.6	1.4	1.0
AICF interest income	(0.9)	(1.1)	(1.4)	(1.7)

Operating profit before income taxes excluding asbestos	$54.9	$47.3	$108.2	$105.5

Income tax expense	(14.5)	(363.7)	(28.5)	(380.3)

Asbestos:

Tax expense related to asbestos adjustments	—	0.2	—	0.6
Tax adjustments ¹	0.3	347.0	0.2	344.9

Income tax expense excluding tax adjustments	(14.2)	(16.5)	(28.3)	(34.8)

Effective tax rate excluding asbestos and tax adjustments	25.9%	34.9%	26.2%	33.0%

¹	The second quarter and half year results of the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the Condensed Consolidated Financial Statements for further information.

Media Release: James Hardie – 2nd Quarter and Half Year FY12	9

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011

EBIT	$143.6	$(56.2)	$161.1	$70.8
Depreciation and amortisation	14.6	15.6	30.8	31.0

Adjusted EBITDA	$158.2	$(40.6)	$191.9	$101.8

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2012	Q2 FY 2011	HY FY 2012	HY FY 2011
General corporate costs	$10.2	$0.1	$17.9	$9.0

Excluding:
ASIC related (expenses) recoveries	(0.5)	10.1	(0.7)	9.5
Domicile change related costs	—	(0.7)	—	(1.6)

General corporate costs excluding ASIC expenses and domicile change related costs	$9.7	$9.5	$17.2	$16.9

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Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible

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increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

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